UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F206

(CUSIP Number)

Bruce A. Cassidy

C/O Loop Media, Inc.

2600 West Olive Avenue, Suite 5470

Burbank, CA 91505

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	12,306,343*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	12,306,343*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,306,343*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Bruce A. Cassidy (“Mr. Cassidy”) may be deemed to beneficially own an aggregate of 12,306,343 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) 8,919,861 shares of Common Stock, a warrant to purchase up to 12,121 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 12,121 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 24,242 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 106,666 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 283,045 shares of Common Stock currently exercisable at $5.25 per share, and a warrant to purchase up to 209,398 shares of Common Stock currently exercisable at $4.33 per share, held directly by Excel Family Partners LLLP (“Excel”), where Mr. Cassidy is the Manager of Excel’s general partner; and (ii) 2,600,000 shares of Common Stock and a warrant to purchase up to 138,889 shares of Common Stock currently exercisable for $2.25 per share, held directly by Eagle Investment Group, LLC (“Eagle”), where Mr. Cassidy is the Manager. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 12,306,343 shares of Common Stock of the Issuer, representing 18.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,439,336 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Eagle Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,738,889*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,738,889*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,738,889*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, Eagle Investment Group, LLC (“Eagle”) may be deemed to beneficially own an aggregate of 2,738,889 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 2,600,000 shares of Common Stock and a warrant to purchase up to 138,889 shares of Common Stock currently exercisable at $2.25 per share, held directly by Eagle. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Eagle may be deemed to beneficially own 2,738,889 shares of Common Stock of the Issuer, representing 4.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,439,336 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Excel Family Partners LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,567,454*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,567,454*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,567,454*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Excel Family Partners LLLP (“Excel”) may be deemed to beneficially own an aggregate of 9,567,454 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 8,919,861 shares of Common Stock, a warrant to purchase up to 12,121 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 12,121 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 24,242 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 106,666 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 283,045 shares of Common Stock currently exercisable at $5.25 per share, and a warrant to purchase up to 209,398 shares of Common Stock currently exercisable at $4.33 per share, held directly by Excel. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Excel may be deemed to beneficially own 9,567,454 shares of Common Stock of the Issuer, representing 14.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,439,336 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021, Amendment No. 1 thereto filed on April 21, 2022, Amendment No. 2 thereto filed on September 20, 2022, Amendment No. 3 thereto filed on October 6, 2022, and Amendment No. 4 thereto filed on September 22, 2023, (collectively, the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed on behalf of Bruce A. Cassidy (“Mr. Cassidy”), Eagle Investment Group, LLC (“Eagle”), and Excel Family Partners LLLP (“Excel” and, collectively with Mr. Cassidy and Eagle, the “Reporting Persons”).

Mr. Cassidy, in his capacity as (i) a member of the Board of Directors of the Issuer, (ii) the Manager of Eagle and (iii) the Manager of the sole general partner of Excel, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and each of Excel and Eagle.

The address of the principal business office of Mr. Cassidy is c/o Loop Media, Inc., 2600 West Olive Avenue, Suite 5470, Burbank, California 91505. The address of the principal business office of Eagle is 1258 North Palm Ave, Sarasota, Florida 34236. The address of the principal business office of Excel is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950.

The principal business of Mr. Cassidy is to serve on the board of directors of companies operating in the technology and media industry. The principal business of each of Eagle and Excel is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its members.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cassidy is a citizen of the United States. Eagle is a limited liability company organized under the laws of the State of Florida. Excel is a limited liability limited partnership organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following after the last paragraph thereof:

On September 12, 2023, the Issuer and Excel entered into a Note Conversion Agreement (the “Note Conversion Agreement”), pursuant to which Excel agreed to convert $4.4 million of short-term debt, including interest, under the Issuer’s non-revolving line of credit agreement entered into on April 25, 2022, into 6,005,487 shares of the Issuer’s common stock at a per share price of $0.74. On September 12, 2023, the Issuer and Excel also entered into a Pay Off Letter Agreement (the “Pay Off Agreement”), pursuant to which the Issuer paid off $2.27 million of short-term debt plus accrued interest due September 28, 2023, under the Issuer’s secured non-revolving line of credit loan agreement, entered into on May 31, 2023. Excel agreed to convert this amount into longer term debt due May 10, 2025, under the secured non-revolving line of credit loan agreement entered into on May 10, 2023, between the Issuer and various lenders, including Excel (the “2025 LOC”). Under the terms of the 2025 LOC, Excel was issued a warrant to purchase 209,398 shares of the Issuer’s common stock. The warrant has an expiration date of May 10, 2026, and is exercisable immediately at an exercise price of $4.33 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of the Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Cassidy may be deemed to beneficially own an aggregate of 12,306,343 shares of Common Stock of the Issuer, reported as follows: (i) 8,919,861 shares of Common Stock, 12,121 shares of Common Stock underlying the May 2021 Warrant, 12,121 shares of Common Stock underlying the June 2021 Warrant, 24,242 shares of Common Stock underlying the April 2021 Warrant, 106,662 shares of Common Stock underlying the September 2021 Warrant, 283,045 shares of Common Stock underlying the April 2022 Warrant, and a warrant to purchase up to 209,398 shares of Common Stock currently exercisable at $4.33 per share, held directly by Excel, where Mr. Cassidy is the Manager of Excel’s sole general partner; and (ii) 2,600,000 shares of Common Stock and a warrant to purchase up to 138,889 shares of Common Stock currently exercisable at $2.25 per share, held directly by Eagle, where Mr. Cassidy is the Manager.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 12,306,343 shares of Common Stock of the Issuer, representing 18.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,439,336 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, since the last Schedule 13D/A filed by the Reporting Persons, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof. In the last sixty (60) days, there have been no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented to add the following after the last paragraph thereof:

The information regarding the Note Conversion Agreement and the Pay Off Agreement in Item 3 of the Schedule 13D is hereby incorporated by reference into this Item 6. The descriptions of the Note Conversion Agreement and the Pay Off Agreement are summaries only and are qualified in their entirety by the actual terms of such agreements, which are incorporated herein by reference. See Item 7, “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated September 22, 2023, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons

Exhibit 2	Note Conversion Agreement, dated September 12, 2023, by and between the Company and Excel Family Partners, LLLP (incorporated by reference to the Note Conversion Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023).

Exhibit 3	Pay Off Agreement, dated September 12, 2023, by and between the Company and Excel Family Partners, LLLP (incorporated by reference to the Pay Off Agreement filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

EAGLE INVESTMENT GROUP, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

EXCEL FAMILY PARTNERS LLLP

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Loop Media, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of September 22, 2023.

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

EAGLE INVESTMENT GROUP, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

EXCEL FAMILY PARTNERS LLLP

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager